Exhibit 99.2

Additional Q&A provided in response to individual inquiries:

General response in various contexts

A: Thank you for sending us your inquiry. We are aware that we cannot satisfactorily address your concerns relating to our offer to Monsanto in the immediate future, but we would ask you to give us the benefit of the doubt for the time being. Give us a chance to show that we can maintain the excellent opinion that many people have of Bayer during the proposed acquisition too.

All over the world, Bayer stands for innovation, science and a tradition of responsible care. This expectation is an indelible aspect of the values on which our company is founded and that our employees live, and is expressed in our mission statement: “Bayer: Science For A Better Life.”

We are naturally aware of the reputation — justified or not - that precedes Monsanto and we take very seriously the concerns associated with it. At the same time, we believe that the proposed transaction represents a tremendous opportunity. The task of ensuring enough food to feed the world’s rapidly growing population and addressing unabated climate change can only be accomplished through higher agricultural yields. However, since the available agricultural land is set to shrink rather than increase, we need innovative technologies capable of supporting agricultural operations, whatever their size, in their efforts to boost productivity and spare resources. Here we need the right range of seeds and crop protection products in conjunction with the corresponding modern services, such as digital farming, that can ensure the efficient and sustainable use of products.

Against this background, Monsanto, with its innovative research and attractive products, is of great interest to us. Together we could develop new solutions for agriculture even faster in the future, and would have a geographical presence with some outstandingly complementary features - to benefit farmers all over the world. Bayer will maintain its emphasis on social responsibility and a strong corporate culture in the future. Here we set great store by transparency and openness. We would therefore like to draw your attention to the dedicated website www.advancingtogether.com. It will keep you up to date with all the developments surrounding this issue.

We ask you to have confidence in us and to continue letting us know your thoughts and opinions in the future too.

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Q: I have held shares in Bayer for many years. I believed Bayer to be the “clean” chemical company with a conscience. Even my children have Bayer shares.

But since your information about the Monsanto acquisition was published, the company has been beyond all recognition. To date, Monsanto has not been known either for its concern for the environment or for its above-board business practices. It might be OK from a business and legal perspective to take legal action against farmers for patent infringements. But what about the moral aspect? Do you really want to market a pest-control product that is already detectable in the urine of 70 percent of this country’s population? I leave unanswered the question of whether or not it is harmful. At any rate, it won’t hurt the other 30 percent. Those are my thoughts on the moral issues.

Now to the financial aspect. It appears that some shareholders do indeed still have a conscience of sorts. The share price has taken a marked downward turn. You and your team have gambled away several thousands of my euros - just like that. Brilliant. The Handelsblatt wrote: Werner Baumann: Gambler or strategist? I’d like him to be a strategist. A strategist has both business acumen and a conscience. And he should listen to it.

If the acquisition does go ahead, there will be three fewer shareholders. My children and I.

A: Thank you very much for writing. It provides me with an opportunity to comment on the points you make. Bayer is and will remain a responsibly acting corporation that does not automatically adopt the practices of the companies it acquires. We have demonstrated this repeatedly in the past in the context of other acquisitions. We accord greater priority to responsible action than to the proverbial “fast euro” that we might earn.

Acceptance in society is our lifeblood and, together with our employees, we are working on ways of mastering some challenges that I personally believe are important for society. This is true both of research into new medicines and of crop protection. Our objective is not to market genetically modified seed, for example, in Germany or Europe. But it is a subject we are willing to discuss. Sometimes that also means expressing — with conviction and based on scientific fact — contrary opinions that are not to everyone’s taste.

It is unacceptable for us — I mean both you and me — to live in an affluent society yet ignore the very basic needs of other people who do not even have a reliable supply of food. Ultimately, the only way in which we can improve food supply and security is for research-based companies to work on potentials for increasing yields in agriculture. And yes, we do want to earn money with it, for the benefit of our shareholders.

Monsanto is a high-tech company that in the last 20 years has made an enormous contribution to boosting productivity in modern agriculture. I have to say that it is not appropriate to reduce the company to its involvement with glyphosate. I would be delighted if you would reconsider this topic again in an unbiased manner. Should you then still be convinced that Bayer is developing into a company that is not the company you hold in high esteem, then we will regretfully have to accept your decision.

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Q: What Bayer takes for reference for the number of shares when it calculates the core EPS? Is it based an average of the number of shares observed at the end of each month (so the average of 12 number of shares)? Each quarter (so the average of 4 number of shares)?

A: Core EPS calculation is generally done on an average monthly basis, therefore “12”.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.